First Phosphate signe une lettre d'intention pour une usine
de fabrication de Rapidwall pour soutenir le logement des
communautés rurales et autochtones au Canada et aux États-Unis

SAGUENAY, QUÉBEC - (8 mai 2024) - First Phosphate Corp. (« First Phosphate » ou « la Société ») (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) est heureuse d'annoncer qu'elle a signé une lettre d'intention partiellement contraignante (« LI ») avec Rapid Building Systems Pty Ltd (« RBS ») d'Adélaïde, en Australie, pour le développement d'une usine de fabrication de Rapidwall dans la région du Saguenay-Lac-Saint-Jean, au Québec, Canada. À la suite de l'acceptation des termes pour la fourniture d'une usine de fabrication de Rapidwall par RBS, First Phosphate se verra accorder une licence pour les droits exclusifs de vente et de marketing pour le Canada des produits Rapidwall et Rapidseal de RBS.

Le système de fabrication de Rapidwall permettrait à First Phosphate de valoriser le phosphogypse propre produit par son usine proposée d'acide phosphorique purifié (« APP ») en panneaux de matériaux de construction pouvant être utilisés pour soutenir le logement des communautés rurales et autochtones en Amérique du Nord. La vidéo pilote de Rapidwall peut être consultée sur : https://www.firstphosphate.com/rapidwall.

Rapidwall est un panneau de mur porteur préfabriqué fabriqué dans un processus de moulage utilisant du plâtre de gypse renforcé de fibres de verre, résistant à l'eau, adapté à une utilisation dans des habitations d'un, deux ou plusieurs étages, ainsi que pour le développement commercial et industriel.

Rapidwall élimine le besoin de briques, de cadres de murs en bois et de plaques de plâtre car il sert à la fois de mur porteur interne et externe, et réduit ainsi l'utilisation de matériaux de construction plus émetteurs de gaz à effet de serre par rapport aux pratiques de construction traditionnelles. Pour plus de détails sur les spécifications du produit Rapidwall, y compris les détails de construction, la transmission du son, la résistance au feu et les propriétés et spécifications d'isolation thermique, veuillez consulter le site web de Rapidwall à l'adresse www.rapidwall.com.au/resources-downloads.

Le système de fabrication de Rapidseal permettrait également à First Phosphate de valoriser le phosphogypse provenant de ses opérations proposées en un plâtre giclé (gypse) résistant au feu pour des solutions développées contre la combustion spontanée et la prévention des incendies dans les opérations minières, les décharges bio-organiques et les opérations forestières. Ce segment est particulièrement intéressant dans le nord du Québec et dans d'autres régions rurales du Canada et des États-Unis ainsi que dans les communautés autochtones, compte tenu des dangers traditionnels d'incendie de forêt dans ces communautés éloignées. La vidéo pilote de Rapidseal peut être consultée sur : https://www.firstphosphate.com/rapidseal.

« Nous sommes heureux d'avoir testé le phosphogypse de First Phosphate et pouvons confirmer qu'il sera capable de produire un matériau de construction Rapidwall d'excellente qualité », déclare Ben Lucas, directeur général de RBS. « Il s'agit de l'une des matières premières de phosphogypse de la plus haute qualité que nous ayons jamais testées, un matériau qui ne nécessite pas la purification ou la neutralisation supplémentaires que la plupart des autres gypses du monde entier. Le gypse de First Phosphate peut être directement calciné pour produire du matériau Rapidwall ou Rapidseal afin de fournir des flux de revenus supplémentaires pour la Société avec un minimum d'étapes de traitement ».

« Rapidwall et Rapidseal contribueront à valoriser notre phosphogypse propre en produits essentiels pour les communautés rurales et autochtones à travers l'Amérique du Nord », déclare John Passalacqua, PDG de First Phosphate. « Il s'agit d'un développement exceptionnel dans notre engagement envers une économie circulaire et la valorisation de nos flux de déchets. First Phosphate et le segment des batteries LFP en Amérique du Nord contribueront à la décarbonation et à une économie plus propre de toutes les manières possibles. »

Une fois son exploitation minière commencée, First Phosphate prévoit d'avoir accès à de la roche ignée anorthosite phosphatée propre au Québec, Canada, qu'elle compte purifier en acide phosphorique purifié de qualité batterie (« APP ») pour fabriquer un précurseur de phosphate de fer afin de soutenir le développement de l'écosystème de batteries au phosphate de fer et de lithium (« LFP ») en Amérique du Nord. Le sous-produit de phosphogypse produit à partir de la purification de la roche phosphate ignée en APP devrait produire un sous-produit de gypse à faible teneur en contaminants pouvant être valorisé en Rapidwall ou en Rapidseal. Ces sous-produits de gypse de haute qualité sont largement utilisés en Australie, en Afrique, en Europe, en Asie et en Amérique du Sud depuis des décennies. Maintenant, l'Amérique du Nord aura accès à la même approche en matière d'économie circulaire (un modèle de production et de consommation qui implique le partage, la location, la réutilisation, la réparation, la rénovation et le recyclage des matériaux et des produits existants aussi longtemps que possible, injectant ainsi des revenus supplémentaires dans l'économie locale).

On estime qu'une usine d'APP de 150 000 tonnes pourrait produire environ 700 000 tonnes de gypse recyclable propre qui, en utilisant la technologie Rapidwall, pourrait être utilisée pour construire environ 25 000 maisons individuelles de trois chambres chaque année ou 50 000 unités d'appartements de deux chambres pour un déploiement rapide dans les communautés rurales et autochtones à travers l'Amérique du Nord. L'accès de la société à du phosphogypse propre à une échelle commerciale dépend, entre autres, de l'achèvement et de l'exploitation d'une mine sur l'une de ses propriétés dans la région du Saguenay-Lac-Saint-Jean au Québec et de l'achèvement de son usine d'APP proposée.

La société a aussi attribué 290 000 unités d'actions restreintes de la société (« RSU ») à deux consultants éligibles de la société. Les RSU sont acquises en trois tranches (40 % le 31 août 2024 et 30 % le 30 novembre 2024 et le 28 février 2025). Les unités d'actions restreintes sont soumises aux conditions du plan d'incitation à base d'actions de la société, tel qu'approuvé par les actionnaires désintéressés lors de l'assemblée annuelle et extraordinaire des actionnaires de la société qui s'est tenue le 25 août 2023. Tous les titres émis sont soumis à une période de détention de quatre mois plus un jour à compter de la date d'émission.

RapidWall

https://www.firstphosphate.com/rapidwall

RapidSeal

https://www.firstphosphate.com/rapidseal

À propos de Rapidwall

Rapidwall est un matériau de construction économique fabriqué à partir de plâtre produit à partir de gypse naturel ou de déchets industriels, transformé en panneaux de Rapidwall durables et porteurs adaptés à la construction de bâtiments résidentiels, commerciaux et industriels de grande hauteur. Des maisons et des bâtiments en Rapidwall sont maintenant construits dans le monde entier. Rapidwall a été testé contre les séismes, est résistant aux cyclones et au feu, résistant à l'eau et à la pourriture, porteur de charge, résistant aux termites, insonorisant et 100 % recyclable.

À propos de Rapidseal

Rapidseal est une gamme de produits de plâtre de gypse utilisés dans diverses applications de construction, civiles et minières. Ces produits remplacent les produits chimiques PFAS dangereux par des solutions pulvérisées sûres, inertes et économiques. Les produits Rapidseal ont été utilisés pour lutter contre la combustion spontanée dans les mines de charbon et les stocks de charbon en recouvrant rapidement les strates afin de sceller les gaz s'échappant du charbon tout en empêchant la combustion spontanée avec un impact négligeable sur la valeur calorifique du charbon. Les produits Rapidseal sont également utilisés comme revêtements légers offrant une protection contre l'incendie aux éléments en acier structuraux utilisés dans l'industrie de la construction.

À propos de First Phosphate Corp.

First Phosphate est une société de développement de minéraux entièrement dédiée à l'extraction et la purification de phosphate de pointe pour la production de matériau actif de cathode pour l'industrie des batteries au lithium-fer-phosphate (« batteries LFP »). First Phosphate s'engage à produire un matériau de haute pureté, de manière responsable et avec une faible empreinte carbone. First Phosphate prévoit s'intégrer verticalement à partir de la mine jusqu'aux chaînes d'approvisionnement des principaux producteurs de batteries LFP qui recherchent le matériau actif de cathode, de qualité « batterie », provenant d'une source d'approvisionnement constante et fiable. First Phosphate détient plus de 1 500 km carrés de claims libres de redevances et à l'échelle régionale qu'elle développe activement au Saguenay-Lac-St-Jean (Québec, Canada). Ces claims contiennent du phosphate issu de formations de roches ignées anorthosites rares qui génèrent généralement un phosphate de grande pureté, dépourvu de hautes concentrations d'éléments dommageables.

Pour plus d'informations, veuillez contacter :

Bennett Kurtz, Chef des finances

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Relations avec les investisseurs : investor@firstphosphate.com

Relations avec les médias : media@firstphosphate.com

Site Web : www.FirstPhosphate.com

Suivez First Phosphate sur les médias sociaux :

Twitter : https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Informations prospectives et mises en garde

Ce communiqué de presse contient certaines déclarations et informations qui peuvent être considérées comme des « déclarations prospectives»  et des « informations prospectives»  au sens des lois sur les valeurs mobilières applicables. Dans certains cas, mais pas nécessairement dans tous les cas, les déclarations prospectives et les informations prospectives peuvent être identifiées par l'utilisation d'une terminologie prospective telle que « plans » , « objectifs » , « s'attend à »  ou « ne s'attend pas à » , « est prévu » , « une opportunité existe » , « est positionné » , « estime » , « a l'intention de » , « suppose » , « anticipe »  ou « n'anticipe pas »  ou « croit » , ou des variations de ces mots et expressions ou des déclarations que certaines actions, événements ou résultats « peuvent » , « pourraient », « seront »  ou « seront pris » , « se produiront »  ou « seront réalisés »  et d'autres expressions similaires. De plus, les déclarations contenues dans ce communiqué de presse qui ne sont pas des faits historiques sont des déclarations prospectives, comprenant, entre autres, les activités d'exploration et de production prévues par la Société, les propriétés, la quantité et la composition de tout phosphate extrait, les plans de la Société pour l'intégration verticale dans les chaînes d'approvisionnement nord-américaines, le marché futur pour le produit et toute future source de revenus, la conformité des produits Rapidwall et Rapidseal (les "Produits") avec les codes du bâtiment régionaux et autres réglementations d'utilisation finale, les futures sources de revenus, le nombre de maisons et/ou d'unités à construire, la conclusion d'un accord définitif entre les parties, la pertinence des termes de licence finaux et la mise en œuvre de l'accord définitif conformément à ses termes.

Ces déclarations et autres informations prospectives reposent sur des hypothèses et des estimations que la Société estime appropriées et raisonnables dans les circonstances, y compris, sans s'y limiter, les attentes de résultats commerciaux à long terme de la Société compte tenu de sa courte histoire d'exploitation ; attentes concernant les recettes, les dépenses et les opérations ; la Société ayant suffisamment de fonds de roulement et la capacité de sécuriser un financement supplémentaire nécessaire pour l'exploration des intérêts miniers de la Société ; attentes concernant le potentiel de minéralisation, le mérite géologique et la faisabilité économique des projets de la Société ; attentes concernant les programmes de forage et les impacts potentiels des programmes de forage réussis sur la durée de vie de la mine et de la Société ; estimations des coûts d'exploration et de programme d'exploration ; attentes concernant les problèmes environnementaux éventuels pouvant affecter les programmes d'exploration planifiés ou futurs et l'impact potentiel de la conformité aux lois et réglementations environnementales existantes et proposées ; réception et timing des permis d'exploration et d'exploitation et autres approbations de tiers ; régulation gouvernementale des opérations d'exploration et de développement miniers ; attentes concernant les problèmes sociaux ou locaux qui peuvent affecter les programmes d'exploration et de développement planifiés ou futurs ; attentes entourant les tendances économiques mondiales et les avancées technologiques ; et le maintien de l'emploi du personnel clé par la Société.

Il ne peut être garanti que de telles déclarations se révéleront exactes et les résultats réels et les événements futurs pourraient différer sensiblement de ceux anticipés dans de telles déclarations. Les facteurs importants pouvant entraîner des résultats réels différents des attentes de la Société comprennent : une histoire d'exploitation limitée ; un risque élevé de faillite commerciale ; aucun bénéfice ou revenu significatif ; des ressources limitées ; un flux de trésorerie négatif provenant des opérations et une dépendance au financement de tiers ; l'incertitude du financement supplémentaire ; pas de dividendes ; des risques liés à d'éventuelles fluctuations de revenus et de résultats ; des risques assurés et non assurés ; des litiges ; la dépendance à la direction et au personnel clé ; les conflits d'intérêts ; l'accès aux fournitures et aux matériaux ; les dangers de l'exploration minière et la responsabilité et les dommages connexes ; les risques liés à la santé et à la sécurité ; la réglementation gouvernementale et les incertitudes juridiques ; les propriétés d'exploration et de développement de la société peuvent ne pas être couronnées de succès et sont très spéculatives de nature ; dépendance à des tiers ; la validité de certains titres de propriété minérale de la Société peut être contestée ou défectueuse ; titre autochtone et revendications foncières ; obtention et renouvellement de licences et permis ; les risques environnementaux et réglementaires peuvent affecter négativement la société ; risques liés au changement climatique ; risques liés à l'infrastructure ; les exigences en matière de restauration des terres peuvent être contraignantes ; conditions financières mondiales actuelles ; fluctuation des prix des matières premières ; dilution ; les ventes futures par des actionnaires existants pourraient faire chuter le prix des actions de la société ; fluctuation et volatilité des prix des actions en bourse ; et les risques liés aux demandes du marché. Il ne peut être garanti que toute opportunité sera couronnée de succès, commercialement viable, achevée en temps voulu ou dans les limites du budget, ou générera des revenus, des économies ou des bénéfices significatifs, selon le cas, pour la société. De plus, la société supportera des coûts pour poursuivre une opportunité particulière, qui peuvent être importants.

Ces facteurs et hypothèses ne sont pas censés représenter une liste complète des facteurs et hypothèses qui pourraient affecter la Société et, bien qu'ils devraient être considérés avec soin, ils devraient être considérés conjointement avec les facteurs de risque décrits dans les autres documents de la Société déposés auprès des autorités canadiennes en valeurs mobilières, y compris, sans s'y limiter, la section « Facteurs de risque »  du Formulaire d'information annuel de la Société daté du 29 novembre 2023, disponible sur SEDAR à www.sedarplus.ca. Bien que la Société ait tenté d'identifier les facteurs qui pourraient causer des actions, des événements ou des résultats réels différents de ceux divulgués dans l'information prospective ou l'information, il peut y avoir d'autres facteurs qui causent des actions, des événements ou des résultats qui ne sont pas tels que prévus, estimés ou prévus. La Société ne s'engage pas à mettre à jour les informations prospectives, sauf conformément aux lois sur les valeurs mobilières applicables.